Exhibit 99.5

BRAGG GAMING GROUP REPORTS RECORD SECOND QUARTER RESULTS

AS REVENUE RISES 34.2% TO €20.8 MILLION (USD $21.3 MILLION)

New Customers, Rollout of New Proprietary Games and Market Expansion in Europe and North America Driving Consistent Revenue Growth

Gross Profit Rises 65.5% to Quarterly Record €11.6 Million (USD $11.9 Million); Gross Profit Margin
Increases 1,060 Basis Points Year-over-Year and by 410 Basis Points from Q1 2022 to Quarterly
Record 55.9%

Adjusted EBITDA Improves 62.9% Year-over-Year to €3.1 Million (USD $3.2 Million)

Raises Full Year 2022 Guidance for Revenue of €76-80 million (USD $78-82 Million) and Adjusted EBITDA of €10-11 million (USD $10-11 Million)

TORONTO, August 9, 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B gaming technology and content provider, today reported record financial results for the second quarter ended June 30, 2022. The Company also provided an update on its strategic growth initiatives and raised its full year 2022 revenue and Adjusted EBITDA guidance.

Summary of Q2 2022 Financial and Operational Highlights

Euros (millions)(1)	2Q22		2Q21		Change
Revenue	€20.8		€15.5		34.2%
Gross profit	€11.6		€7.0		65.5%
Gross profit margin	55.9%		45.3%		1060	bps
Adjusted EBITDA(2)	€3.1		€1.9		62.9%
Adjusted EBITDA margin	14.9%		12.3%		260	bps
Wagering revenue	€4.2	B	€3.8	B	9.0%

(1)	Bragg’s reporting currency is Euros. The exchange rate provided for U.S. dollars is 1.023. Due to fluctuating currency exchange, this rate is provided for convenience only.

(2)	Adjusted EBITDA is a non-IFRS measure. For important information on the Company’s non-IFRS measures, see “Non-IFRS Financial Measures” below.

Chief Executive Officer Commentary

“Our strong second quarter results include significant year-over-year growth, as well as quarterly-sequential improvements for revenue, gross profit, gross profit margin and Adjusted EBITDA,” said Yaniv Sherman, Chief Executive Officer for Bragg Gaming Group. “In the 2022 second quarter, we generated quarterly records for revenue of EUR €20.8 million (USD $21.3 million), gross profit of EUR €11.6 million (USD $11.9 million), gross profit margin of 55.9%, and Adjusted EBITDA of EUR €3.1 million (USD $3.2 million). Our operating momentum highlights our continued success in serving a growing base of customers in an expanding number of regulated global iGaming markets, with turnkey iGaming solutions that power their businesses, including proprietary and exclusive third-party content.

“Following the completion in June of our acquisition of Spin Games, Bragg possesses the product development capabilities, industry expertise and licensed footprint across Europe and North America to achieve further and consistent progress on our content and market expansion growth initiatives. Our content development and distribution efforts, led by our four in-house game studios, are focused on leveraging proprietary design, game mechanics and math capabilities to develop games that address local player preferences across European and North American markets. We expect to release approximately 22 proprietary games this year representing a 120% increase from 2021, with our game development roadmap poised to accelerate our new game releases next year and beyond. In addition, we will supplement our internal game development efforts with agreements for Bragg to exclusively distribute games from established popular third-party studios. We expect our execution against our content development and distribution strategy will result in a higher level of desirable ‘real estate’ allocation on leading iGaming operators’ sites, leading to higher player engagement that drives further top-line growth and margin improvement.

“The North American iGaming market continues to grow. We expect to leverage our expertise and differentiated product and technology advantages to drive consistent growth with leading operators in these markets. This includes content localization and customization that addresses popular online and land-based themes.”

Mr. Sherman concluded, “Reflecting our strong performance through the first half of the year and our ongoing business momentum, we are raising our guidance for 2022 full year revenue and Adjusted EBITDA to new ranges of EUR €76-80 million (USD $78-82 million) and EUR €10-11 million (USD $10-11 million), respectively. As demonstrated by our operating results to-date in 2022, our success with these efforts is driving strong top-line growth and margin improvement, highlighting our ability to deliver near- and long-term shareholder value.”

Second Quarter 2022 Financial Results and other Key Metrics Highlights

●	Revenue increased by 34.2% to EUR €20.8 million (USD $21.3 million) compared to EUR €15.5 million (USD $15.9 million) in 2Q21.
●	Wagering revenue generated by customers of €EUR 4.2 billion (USD $4.3 billion) increased from EUR €3.8 billion (USD $3.9 billion) in 2Q21. Wagering revenue in 2Q22 reflects a change in product mix towards PAM, managed services and proprietary content, resulting in improved gross profit and Adjusted EBITDA.
●	Gross profit increased 65.5% to EUR €11.6 million (USD $11.9 million) from EUR €7.0 million (USD $7.2 million) in 2Q21, reflecting higher revenue and a 1,060 basis point year over year margin improvement to a quarterly record 55.9%.

o	The margin expansion is primarily the result of the continued shift towards a higher proportion of revenues from iGaming and turnkey services, which have lower associated cost of sales when compared to games and content. The higher mix of iGaming revenues includes an increase in revenues from proprietary games which have no cost of sales.

●	Net income for the period was EUR €0.1 million (USD $0.1 million), an improvement from net loss of EUR €2.3 million (USD $2.4 million) in 2Q21, primarily due to higher gross profit and lower professional fees and transactional costs, partially offset by an incremental increase in employee costs, sales and marketing expense, and higher depreciation and amortization.
●	Adjusted EBITDA was EUR €3.1 million (USD $3.2 million), an increase of 62.9% compared to EUR €1.9 million (USD $1.9 million) in 2Q21. Adjusted EBITDA margin increased by 260 basis points to 14.9%, reflecting the Company’s increased scale and an improvement in the product mix of iGaming and turnkey services. Adjusted EBITDA margin decreased by 40 basis points on a quarterly sequential basis.
●	Cash and cash equivalents as of June 30, 2022 was EUR €11.0 million (USD $11.3 million) which reflects the EUR €9.0 million (USD $9.2 million) paid in the quarter for the acquisition of Spin Games.

Raises Full Year 2022 Revenue and Adjusted EBITDA Guidance

Bragg today raised its outlook for 2022 full year expected revenue and Adjusted EBITDA to new ranges of EUR €76-80 million (USD $78-82 million) and EUR €10-11 million (USD $10-11 million), respectively. The midpoints of the 2022 revenue and Adjusted EBITDA guidance ranges represent growth of 34% and 46%, respectively, over the reported full year 2021 revenue and Adjusted EBITDA. The higher 2022 Adjusted EBITDA outlook includes the impact of continued investments in the business focused on driving further top-line growth. Bragg’s prior guidance for the 2022 full year was for revenue of EUR €68-72 million (USD $70-74 million) and Adjusted EBITDA of EUR €9.5-10.5 million (USD $9.7-10.7 million).

Investor Conference Call

The Company will host a conference call today, August 9, 2022, at 8:30 a.m. Eastern Time, to discuss its second quarter 2022 results. During the call, management will review a presentation that will be made available to download or follow as a webcast at https://investors.bragg.games.

To join the call, please use the below dial-in information:

Participant Toll-Free Dial-In Number (US/CANADA): (888) 210-4227
Participant Toll Dial-In Number (INTERNATIONAL): (646) 960-0341

United Kingdom: Toll-Free: +44 800 358 0970

United Kingdom: Toll Dial-In: +44.20.3433.3846

Conference ID: 2522980

Or join the webcast at https://investors.bragg.games under the Media section.

A replay of the call will be available until August 16, 2022 following the conclusion of the live call. In order to access the replay, dial (647) 362-9199 or (800) 770-2030 (toll-free) and use the passcode 2522980.

Cautionary Statement Regarding Forward-Looking Information

This news release may contain forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; financial guidance for 2022, expected performance of the Company’s business; expansion into new markets; the impact of the new German regulatory regime, expected future growth and expansion opportunities; expected benefits of transactions, including the acquisition of Wild Streak and Spin; expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: the impact of COVID-19 on the business of the Company; the integration of Wild Streak and Spin Games; the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of Company’s business, the meeting minimum listing requirements of Nasdaq; which may not be achieved or realized within the time frames stated or at all; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; the risks associated with the completion of the acquisition of Spin and ability to satisfy closing conditions; risks associated with the integration of Wild Streak; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the increased costs associated with meeting the minimum listing requirements on Nasdaq; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases, such as the current outbreak of COVID-19. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

Statements in this news release make reference to “Adjusted EBITDA”, which is a non-IFRS (as defined herein) financial measure that the Company believes is appropriate to provide meaningful comparison with, and to enhance an overall understanding of, the Company’s past financial performance and prospects for the future. The Company believes that “Adjusted EBITDA” provides useful information to both management and investors by excluding specific expenses and items that management believe are not indicative of the Company’s core operating results. “Adjusted EBITDA” is a financial measure that does not have a standardized meaning under International Financial Reporting Standards (“IFRS”). As there is no standardized method of calculating “Adjusted EBITDA”, it may not be directly comparable with similarly titled measures used by other companies. The Company considers “Adjusted EBITDA” to be a relevant indicator for measuring trends in performance and its ability to generate funds to service its debt and to meet its future working capital and capital expenditure requirements. “Adjusted EBITDA” is not a generally accepted earnings measure and should not be considered in isolation or as an alternative to net income (loss), cash flows or other measures of performance prepared in accordance with IFRS. Adjusted EBITDA is more fully defined and discussed, and reconciliation to IFRS financial measures is provided, in Company’s Management’s Discussion and Analysis (“MD&A”) for the three- and six-month periods ended June 30, 2022.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has consistently expanded its operations across Europe, North America and Latin America and is continuing to grow as an international industry leader within the global online gaming market.

Through its wholly owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

Nevada-based Spin Games is Bragg’s wholly owned B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Contacts:
Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com
info@bragg.games

Financial tables follow

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue	20,794	15,491	40,154	29,687
Cost of revenue	(9,167)	(8,466)	(18,507)	(16,013)

Gross Profit	11,627	7,025	21,647	13,674
Selling, general and administrative expenses	(11,344)	(8,856)	(21,629)	(16,010)
Gain on remeasurement of consideration receivable	-	6	37	12
Gain on remeasurement of deferred consideration	469	-	469	-

Operating Income (Loss)	752	(1,825)	524	(2,324)
Net interest expense and other financing charges	(87)	(24)	(154)	(92)

Income (Loss) Before Income Taxes	665	(1,849)	370	(2,416)
Income taxes	(575)	(482)	(1,000)	(989)

Net Income (Loss)	90	(2,331)	(630)	(3,405)
Items to be reclassified to net loss:
Cumulative translation adjustment	1,601	424	2,185	1,549

Net Comprehensive Income (Loss)	1,691	(1,907)	1,555	(1,856)

Basic Income (Loss) Per Share	0.00	(0.11)	(0.03)	(0.17)
Diluted Income (Loss) Per Share	0.00	(0.11)	(0.03)	(0.17)

	Millions	Millions	Millions	Millions
Weighted average number of shares - basic	21.0	21.4	20.9	20.5
Weighted average number of shares - diluted	21.8	21.4	20.9	20.5

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	As at	As at
	June 30,	December 31,
	2022	2021
Cash and cash equivalents	11,046	16,006
Trade and other receivables	10,455	8,454
Prepaid expenses and other assets	1,764	2,442
Consideration receivable	-	56

Total Current Assets	23,265	26,958
Property and equipment	495	252
Right-of-use assets	620	579
Intangible assets	46,827	30,845
Goodwill	28,432	24,728
Other assets	30	28

Total Assets	99,669	83,390

Trade payables and other liabilities	19,554	14,357
Deferred revenue	1,200	27
Income taxes payable	1,224	784
Lease obligations on right of use assets - current	231	149
Deferred consideration - current	1,378	-
Loans payable	112	-

Total Current Liabilities	23,699	15,317
Deferred income tax liabilities	1,131	1,243
Non-current lease obligations on right of use assets	431	451
Deferred consideration	2,570	-
Other non-current liabilities	555	184

Total Liabilities	28,386	17,195

Share capital	109,897	100,285
Broker warrants	38	38
Shares to be issued	6,982	13,746
Contributed surplus	19,070	18,385
Deficit	(69,373)	(68,743)
Accumulated other comprehensive income	4,669	2,484

Total Equity	71,283	66,195

Total Liabilities and Equity	99,669	83,390

BRAGG GAMING GROUP INC.

UNAUDITED SELECTED FINANCIAL GAAP AND NON-GAAP MEASURES

(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
EUR 000	2022	2021	2022	2021
Revenue	20,794	15,491	40,154	29,687
Operating income (loss)	752	(1,825)	524	(2,324)
EBITDA	2,635	(774)	3,983	(437)
Adjusted EBITDA	3,096	1,900	6,051	4,242